As Filed With the Securities and Exchange Commission on April 24, 2012
Registration No. 333-159645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AMBIENT CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	334413	98-0166007
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

7 WELLS AVENUE NEWTON, MASSACHUSETTS 02459 (617) 332-0004
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

JOHN J. JOYCE 7 WELLS AVENUE NEWTON, MASSACHUSETTS 02459 (617) 332-0004
(Name, address and telephone number of agent for service)

Copies to:
David Aboudi, Esq. Aboudi & Brounstein 3 Gavish Street Kfar Saba, 44641, Israel +972-9-764-4833

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑ File No. 333-159645

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Smaller Reporting Company	☑

The registration fee was previously calculated and paid in connection with the initial filing of this Registration Statement on June 1, 2009.

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to Registration Statement amends the Registration Statement on Form S-1 No. 333-159645 which was filed by Ambient Corporation (the “Company”) on June 1, 2009, as subsequently amended on September 11, 2009 and Post-Effective Amendment No. 1 filed on February 5, 2010, Post-Effective Amendment No. 2 filed on April 23, 2010, Post-Effective Amendment No. 3 filed on April 30, 2010, Post-Effective Amendment No. 4 filed on April 25, 2011 and Post-Effective Amendment No. 5 filed on  March 26, 2012 (“Post Effective Amendment No. 5”). This Post-Effective Amendment No. 6 is being filed pursuant to Rule 462(d) for the sole purpose of adding exhibits not previously filed with the Post Effective Amendment No. 5, which was declared effective on March 29, 2012.  This Post-Effective Amendment No. 6 does not modify any provision of the prospectus that forms a part of the Post Effective Amendment No. 5 and, accordingly, such prospectus has not been included herein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

3.1
Restated Certificate of Incorporation of Ambient Corporation, as amended (filed as Exhibit 3.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2011, filed August 10, 2011).(1)

3.2	Bylaws of Ambient Corporation (filed as Exhibit 3.2 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2011, filed March 6, 2012. (1)
4.1	Specimen Stock Certificate Corporation (filed as Exhibit 4.1 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2011, filed March 6, 2012. (1)
4.2	Common Stock Purchase Warrant (Series A) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.3	Common Stock Purchase Warrant (Series B) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.4	Common Stock Purchase Warrant (Series C) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed July 31, 2007).(1)
4.5	Common Stock Purchase Warrant (Series D) (filed as Exhibit 4.3 to the Current Report of Ambient Corporation on Form 8-K, filed November 5, 2007).(1)
4.6	Common Stock Purchase Warrant (Series E) (filed as Exhibit 4.2 to the Current Report of Ambient Corporation on Form 8-K, filed January 17, 2008).(1)
4.7	Warrant issued as of April 23, 2008 (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)
4.8
Common Stock Purchase Warrant (Series G) (filed as Exhibit 4.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)

5.1	Opinion of Aboudi & Brounstein
10.1	Ambient Corporation 2000 Equity Incentive Plan (filed as Appendix A to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)+
10.2	Ambient Corporation 2002 Non-Employee Directors Stock Option Plan (filed as Appendix B to the Definitive Information Statement of Ambient Corporation on Schedule 14C, filed December 24, 2009).(1)
10.3
Amended and Restated Employment Agreement effective as of December 30, 2008 between Ambient Corporation and John Joyce (filed as Exhibit 10.4 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+

10.4
Amended and Restated Employment Agreement effective as of June 2, 2008 between Ambient Corporation and Ramdas Rao (filed as Exhibit 10.5 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008).(1)+

10.5
Employment Agreement effective as of August 4, 2011 between Ambient Corporation and Mark L. Fidler (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on August 8, 2011).(1)+

10.6
Securities Purchase Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.8 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)

10.7
Registration Rights Agreement dated as of May 26, 2006 among Ambient Corporation and certain investors (filed as Exhibit 10.9 to the Registration Statement of Ambient Corporation on Form SB-2, filed June 8, 2006, as File No. 333-134872).(1)

10.8
Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)

10.9
Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)

2

10.10
Security Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on July 31, 2007).(1)

10.11
Securities Purchase Agreement dated as of November 1, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)

10.12
First Amendment dated as of November 1, 2007 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)

10.13
First Amendment dated as of November 1, 2007 to Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on November 5, 2007).(1)

10.14
Securities Purchase Agreement dated as of January 15, 2008, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)

10.15
Second Amendment dated as of January 15, 2008 to Registration Rights Agreement, dated as of July 31, 2007, between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)

10.16
First Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of November 1, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)

10.17
Second Amendment dated as of January 15, 2008 to Securities Purchase Agreement, dated as of July 31, 2007 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.4 to the Current Report of Ambient Corporation on Form 8-K, filed on January 17, 2008).(1)

10.18
Securities Purchase Agreement dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)

10.19
Amendment and Waiver dated as of April 23, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2008, filed August 14, 2008).(1)

10.20
Debenture Amendment Agreement dated as of November 21, 2008 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.1 to the Current Report of Ambient Corporation on Form 8-K, filed November 24, 2008).(1)

10.21
Securities Purchase Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.2 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)

10.22
Registration Rights Agreement, dated as of November 16, 2009 between Ambient Corporation and Vicis Capital Master Fund (filed as Exhibit 10.3 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009).(1)

10.23
Amendment to Securities Purchase Agreement dated as of January 15, 2010, between Ambient and Vicis Capital Master Fund (filed as Exhibit 10.26 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2009, filed March 31, 2010).(1)

10.24
Commercial Deployment Agreement dated as of March 31, 2008 between Ambient Corporation and Duke Energy Carolinas, LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended March 31, 2008, filed May 15, 2008). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy).(1)

10.25
Master Supply and Alliance Agreement dated as of February 17, 2009 between Ambient Corporation and Bel Fuse Inc. (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of the portion of this exhibit deleted from the filed copy). (filed as Exhibit 10.25 to the Annual Report of Ambient Corporation on Form 10-K for the year ended December 31, 2011, filed March 6, 2012. (1)

10.26
Product Sales, Services & Software Agreement between Ambient Corporation and Duke Energy business Services LLC on its own behalf and as agent for and on behalf of Duke Energy Carolinas, LLC, Duke Energy Indiana, Inc, Duke Energy Ohio, Inc., Duke Energy Kentucky, Inc., and certain after acquired affiliates (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended September 30, 2009, filed November 16, 2009). (Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, the registrant has requested confidential treatment of portions of this exhibit deleted from the filed copy.)(1)

10.27
Office Lease Agreement dated as of May 21, 2009, between Ambient Corporation and NS 7/57 Acquisition LLC (filed as Exhibit 10.1 to the Quarterly Report of Ambient Corporation on Form 10-Q for the three month period ended June 30, 2009, filed August 7, 2009).(1)

14	Code of Business Conduct and Ethics (filed as Exhibit 14.1 to the Current Report of Ambient Corporation on Form 8-K, filed August 2, 2011).(1)
23.1	Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
23.2	Consent of Aboudi & Brounstein (included in Exhibit 5.1)
24	Power of Attorney (See Signatures to this Form S-1)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema
101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
___________
+	Management Agreement
*
Filed herewith. Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

(1)	Incorporated by reference

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, State of Massachusetts, on April 24, 2012.

AMBIENT CORPORATION

By:	/s/ John J. Joyce
JOHN J. JOYCE
PRESIDENT and
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ John J. Joyce	PRESIDENT, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD and DIRECTOR	April 24, 2012
John J. Joyce	(Principal Executive Officer)

/s/ Mark L. Fidler	VICE PRESIDENT, CHIEF FINANCIAL OFFICER and TREASURER	April 24, 2012
Mark L. Fidler	(Principal Financial Officer and Principal Accounting Officer)

/s/ Michael L. Widland *	DIRECTOR	April 24, 2012
Michael L. Widland

/s/ D. Howard Pierce*	DIRECTOR	April 24, 2012
D. Howard Pierce

/s/ Thomas Michael Higgins*	DIRECTOR	April 24, 2012
Thomas Michael Higgins

/s/ Shad L. Stastney*	DIRECTOR	April 24, 2012
Shad L. Stastney

/s/ Francesca E. Scarito*	DIRECTOR	April 24, 2012
Francesca E. Scarito

* By Mark Fidler,
Attorney in Fact

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